Exhibit 21.1

SUBSIDIARIES OF CATALYTICA ENERGY SYSTEMS, INC.

Name	Jurisdiction	Percentage of Ownership
GENXON Power Systems, LLC	Delaware	100%
Catalytica NovoTec, Inc.	Delaware	100%
CESI-SCR, Inc.	Delaware	100%
CESI-Tech Technologies, Inc.	Delaware	100%
SCR-Tech, LLC	North Carolina	100%